FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (the "Report") as Exhibit 1 is the press release issued by Top Ships Inc. (the "Company") on May 22, 2009, announcing the delivery of its fifth newbuilding product/chemical tanker.  Attached to this Report as Exhibit 2 is the press release issued by the Company on June 2, 2009, announcing the date of the Company's first quarter 2009 results release and conference call.  Attached to this Report as Exhibit 3 is the press release issued by the Company on June 5, 2009, announcing the Company's operating results for the first quarter ended March 31, 2009.  This Report, with the exception of the comments of Mr. Pistiolis included in Exhibit 3, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 filed July 3, 2008 (Registration No. 333-152150).

EXHIBIT 1

NEWS RELEASE for May 22, 2009
Contact:                 Michael Mason (investors)
Allen & Caron Inc
212 691 8087
michaelm@allencaron.com

TOP SHIPS ANNOUNCES DELIVERY OF ITS FIFTH NEWBUILDING VESSEL

ATHENS, GREECE (May 22, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) announced today that it has taken delivery of the M/T "BRITTO" from SPP Plant & Shipbuilding Co., Ltd of the Republic of Korea.

The "BRITTO" is the fifth of six 50,000 dwt product / chemical tankers to be delivered within 2009. The "BRITTO" has entered into a bareboat time-charter employment for a period of 10 years at a daily rate of $14,550.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■
A fleet of twelve double-hull handymax tankers, with a total carrying capacity of approximately 0.6 million dwt, of which 76% are sister ships. Seven of the Company's handymaxes are on time charter contracts with an average term of eleven months with all of the time charters including profit sharing agreements above their base rates. Five of the Company's handymax tankers are fixed on a bareboat charter basis with an average term of eight and a half years.

■	One newbuilding product tanker, which is expected to be delivered in 2009. The expected newbuilding has fixed rate bareboat employment agreement for a period of ten years.

■
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 23 months.

Forward Looking Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

# # # #

EXHIBIT 2

NEWS RELEASE for June 2, 2009
Contact:                 Michael Mason (investors)
Allen & Caron Inc
212 691 8087
michaelm@allencaron.com

TOP SHIPS ANNOUNCES DATE OF FIRST QUARTER 2009
RESULTS RELEASE AND CONFERENCE CALL

ATHENS, GREECE (June 2, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) will release its first quarter 2009 results on Friday, June 5, 2009, before market opening. That same day, at 11:00AM ET, management will host a conference call, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company's website at www.topships.org, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 1-877-660-6853 (from the US and Canada) or +1-201-612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 324783. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through June 12, 2009.

About TOP Ships Inc.
TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■
A fleet of twelve double-hull handymax tankers, with a total carrying capacity of approximately 0.6 million dwt, of which 76% are sister ships. Seven of the Company's handymaxes are on time charter contracts with an average term of ten months with all of the time charters including profit sharing agreements above their base rates. Five of the Company's handymax tankers are fixed on a bareboat charter basis with an average term of eight and a half years.

■	One newbuilding product tanker, which is expected to be delivered in 2009. The expected newbuilding has fixed rate bareboat employment agreement for a period of ten years.

■
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 23 months.

# # # #

EXHIBIT 3

NEWS RELEASE for June 5, 2009

Contact:                 Michael Mason (investors)                                     Alexandros Tsirikos
Allen & Caron Inc                                                     TOP Ships Inc
212 691 8087                                                                011 30 210 812 8180
michaelm@allencaron.com                                       atsirikos@topships.org

TOP SHIPS REPORTS FIRST QUARTER 2009 FINANCIAL RESULTS

ATHENS, GREECE (June 5, 2009) … TOP Ships Inc. (NasdaqGS:TOPS) today announced its operating results for the first quarter ended March 31, 2009.

For the three months ended March 31, 2009, the Company reported net income of $1,370,000, or $0.05 per share basic and diluted compared with net loss of $18,841,000, or $0.93 per share, for the first quarter of 2008. The weighted average numbers of common shares used in the computations were 27,522,092 and 20,295,240 for the first quarter of 2009 and 2008, respectively. For the three months ended March 31, 2009, operating income was $2,357,000, compared with operating loss of $2,434,000 for the first quarter of 2008. Revenues for the first quarter of 2009 were $29,793,000, compared to $72,637,000 recorded in the first quarter of 2008.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

We are happy to report one more profitable quarter in a very challenging economic environment. Some of the most important developments that have taken place until today are the following:
-
As of March 3, 2009, we were not in compliance with certain loan covenants under our loan agreements. We have received or agreed to receive waivers on covenant breaches until 31 March 2010 from four out of five banks, representing approximately 85% of our total indebtedness.

-	Specifically, we have received waivers from HSH Nordbank and Alpha Bank on certain covenant breaches until 31 March 2010, representing approximately 54.6% of our total indebtedness.
-	We have agreed to receive waivers, subject to completion of legal documentation, from DVB and Emporiki Bank on covenant breaches until 31 March 2010, representing 30.6% of our total indebtedness.
-	We are currently in discussions with RBS regarding waivers until 31 March 2010.
-	We took delivery of five out of six of our newbuilding product tankers. Our final newbuilding is scheduled to be delivered during the second quarter of 2009.
-
In April 2009, we agreed with the owners of the M/T Relentless to terminate the bareboat charter. Under this agreement, during the 3rd quarter of 2009 we will redeliver the M/T Relentless to its owners and pay a termination fee of $2.5m. The bareboat charter would have expired in 2012.

-	Finally we are continuing our efforts to unwind the remaining bareboat charter-in contracts in order to further reduce our leasing expenditure."

The following key indicators serve to highlight changes in the financial performance of the Company's vessels during the first quarters of 2008 and 2009:

	Tanker Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2008	2009	Change
Total available ship days	1,698	727	-57.2%
Total operating days	1,345	636	-52.7%
Utilization of vessels operating SPOT or under TCs	79.2%	85.6%	8.0%
TCE per ship per day under spot voyage charter	47,462	-	-
TCE per ship per day under time charter	25,746	17,204	-33.2%
Average revenues per day under bareboat charters	-	13.990	-

	Drybulk Fleet
	Three Months Ended March 31,
(In U.S. Dollars unless otherwise stated)	2008	2009	Change
Total available ship days	390	450	15.4%
Total operating days	385	434	12.7%
Utilization of vessels operating SPOT or under TCs	98.5%	95.6%	-3.0%
TCE per ship per day under spot voyage charters	-	-	-
TCE per ship per day under time charter	51,074	40,590	-20.5%
Average revenues per day under bareboat charters	51,567	49,489	-4.0%

Fleet Report:

As of March 31, 2009, the Company's fleet consisted of sixteen vessels, or 0.9 million dwt (including eleven owned and five vessels sold and leased back for a period of five to seven years) as compared to twenty three vessels, or 2.1 million dwt on March 31, 2008 (including twelve owned, one under capital lease and ten vessels sold and leased back for a period of five to seven years).

On February, 2009, the Company took delivery of the vessels Miss Marilena and Lichtenstein from SPP Plant & Shipbuilding Co., Ltd of the Republic of Korea. Miss Marilena and Lichtenstein are the two out of six 50,000 dwt product / chemical tankers to be delivered within the first and second quarter of 2009. Miss Marilena and Lichtenstein entered into a bareboat time-charter employment for a period of ten years at a daily rate of $14,400 and $14,550, respectively.

On March 19, 2009, the Company took delivery of the vessels Ionian Wave and Tyrrhenian Wave from SPP Plant & Shipbuilding Co., Ltd of the Republic of Korea. Ionian Wave and Tyrrhenian Wave are the third and fourth out of six 50,000dwt product / chemical tankers to be delivered within the first and second quarter of 2009. Ionian Wave and Tyrrhenian Wave entered into a bareboat time-charter employment for a period of seven years at a daily rate of $14,300, with three successive one-year options at a higher daily rate.

On May 22, 2009, the Company took delivery of the vessel Britto from SPP Plant & Shipbuilding Co., Ltd of the Republic of Korea. Britto is the fifth out of six 50,000dwt product / chemical tankers to be delivered within the first and second quarter of 2009. Britto entered into a bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

Fleet Deployment:

Tanker Vessels:

During the first quarter of 2009, seven of the Company's Handymax tankers operated under long-term employment contracts that provide for a base rate and additional profit sharing earning on average $17,204 per vessel per day on a time charter equivalent (TCE) basis, including profit-sharing allocated to the Company and four under bareboat charter earning on average $13,990 per vessel per day.

Drybulk Vessels:

During the first quarter of 2009, four of the Company's drybulk vessels operated under time charter contracts earning on average $40,590 per vessel per day on a time charter equivalent (TCE) basis and one under bareboat charter earning on average $49,489 per vessel including the amortization of the fair value of acquired time charter contracts of $26,077 per vessel per day.

The following table presents the Company's current fleet list and employment:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate (2009)
12 Handymax Tankers
RelentlessA	47,084	1992	Time Charter	Q2/2009	$14,000	50% thereafter
VanguardB	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter
SpotlessB	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter
DoubtlessB	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter
FaithfulB	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter
DauntlessC	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PC.	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
Miss MarilenaC	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	None
LichtensteinC	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Ionian WaveC	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None
Thyrrhenian WaveC	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None
BrittoC	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

1 Newbuilding Product Tanker
Hull S-1033	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

Total Tanker dwt	626,572

5 Drybulk Vessels
CycladesC	75,681	2000	Time Charter	Q2/2011	$54,250	None
AmalfiC	45,526	2000	Time Charter	Q2/2009	$10,000	None
Voc GallantC	51,200	2002	Bareboat Charter	Q2/2012	$24,000	None
PepitoC	75,928	2001	Time Charter	Q2/2013	$41,000	None
AstraleC	75,933	2000	Time Charter	Q2/2009	$12,000	None

Total Drybulk dwt	324,268

TOTAL DWT	950,840

A. Vessel sold and leased back in September 2005 for a period of 7 years.
B. Vessels sold and leased back in March 2006 for a period of 5 years.
C. Owned vessels.

Liquidity and Capital Resources

Since the Company's formation, the sources of funds have been cash from operations, long-term borrowings and equity provided by the shareholders. The Company's principal use of funds has been capital expenditures to establish and grow its fleet, maintain the quality of its vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding served loan facilities. The Company expects to rely upon operating cash flows, long-term borrowings and equity financings to implement its future growth plan.

As of March 31, 2009, the Company had total indebtedness under senior secured credit facilities of $398.3 million (excluding unamortized financing fees of $4.3 million) with its lenders, the Royal Bank of Scotland ("RBS"), HSH Nordbank ("HSH"), DVB Bank ("DVB"), Alpha Bank ("ALPHA") and Emporiki Bank ("EMPORIKI"), maturing from 2013 through 2019.

The Company's non-restricted cash as of March 31, 2009 was $13.3 million.

Loan Covenants and Discussions with Banks

As at March 31, 2009, the Company was not in compliance with certain of its loan covenants.

As of the date of this release, the Company had received certain waivers on these covenant breaches until 31 March 2010 from HSH Nordbank and Alpha Bank, representing approximately 54.6% of total indebtedness as set forth below

HSH Nordbank
The Company has entered into amendatory agreements with HSH Nordbank under its Bulker Financing Facility, initial amount of $95m / outstanding as of March 31, 2009 of $51.1m, and the Product Tanker Financing Facility, initial amount of $121m / outstanding as of March 31, 2009 of $92.8m. These amendatory agreements mainly provide for: (1) waiver regarding financial covenants through March 31, 2010, except for adjusted net worth for which a waiver has not been received yet (2) waiver for asset coverage covenants through March 31, 2010 (3) an increased applicable margin; (4) an amendment fee; (5) cross collateralisation of the two facilities.

Alpha Bank
The Company has entered into amendatory agreements with Alpha Bank under its Bulker Financing Facility, initial amount of $48m / outstanding as of March 31, 2009 of $34.8m, and the Product Tanker Financing Facility of $39m. These amendatory agreements mainly provide for: (1) a waiver regarding financial and asset coverage covenants through March 31, 2010; (2) an increased applicable margin; (3) cross collateralisation of the two facilities.

In addition, the Company has agreed with DVB and Emporiki Bank to receive waivers until 31 March 2010, representing approximately 30.6% of total indebtedness. The agreements are preliminary and are subject to execution of definitive documents whereby certain terms of the existing financing agreements, will be amended.

Finally, the Company is currently in discussions with RBS in order to receive waivers until 31 March 2010. The outcome of these discussions remains unknown.

Due to the fact that the Company has not yet reached definitive agreements with all its banks with regards to covenant breaches, it has in this release an unclassified balance sheet which does not show a breakdown of its debt and swap facilities into current and long term.

If the Company receives waivers from all its lenders then the debt and swap facilities would be classified as current and long term portions based on when the installments fall due. If the Company cannot obtain covenant waivers from all of its lenders, all outstanding loan balances will be classified as current as a result of cross default covenants attached to all loan agreements. In addition, the Company may be in non-compliance with these or other covenants, such as minimum liquidity, in future quarters to the extent it has not received waivers for such non-compliance.

If the Company is not able to obtain covenant waivers or modifications, for current covenant breaches or for covenant breaches that may occur in future reporting periods, its lenders may require the Company to post additional collateral, enhance its equity and liquidity, increase its interest payments or pay down its indebtedness to a level where it is in compliance with its loan covenants, sell vessels, or they may accelerate its indebtedness, which would impair its ability to continue to conduct its business. In order to further enhance its liquidity, the Company may find it necessary to sell vessels at a time when vessel prices are low, in which case it will recognize losses and a reduction in its earnings, which could affect its ability to raise additional capital necessary for the Company to comply with its loan covenants and/or the additional lender requirements described above.

Conference Call and Webcast

Top Ships' management team will host a conference call to review the results and discuss other corporate news and its outlook on Friday, June 5, 2009, at 11:00 AM ET.

Those interested in listening to the live webcast may do so by going to the Company's website at http://www.topships.org, or by going to http://www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialling 1-877-660-6853 (from the US and Canada) or +1-201-612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 319023. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through June 5, 2009.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■
A fleet of twelve double-hull handymax tankers, with a total carrying capacity of approximately 0.6 million dwt, of which 76% are sister ships. Seven of the Company's handymaxes are on time charter contracts with an average term of ten months with all of the time charters including profit sharing agreements above their base rates. Five of the Company's handymax tankers are fixed on a bareboat charter basis with an average term of eight and a half years.

■	One newbuilding product tanker, which is expected to be delivered in 2009. The expected newbuilding has fixed rate bareboat employment agreement for a period of ten years.

■
A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 47% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 23 months.

Forward Looking Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

Important factors that, in our view, could affect the matters discussed in these forward-looking statements include, general market conditions, including fluctuations in charter rates and vessel values, changes in the demand for our vessels, offers that may be received from third parties, potential liability from pending or future litigation, general domestic and international political conditions, and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended
	March 31,
	2008	2009
	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$72,637	$29,793

EXPENSES:

Voyage expenses	10,324	1,150
Charter hire expense	17,988	5,787
Amortization of deferred gain on sale and leaseback of vessels	(1,297)	(808)
Other vessel operating expenses	25,842	8,653
Dry-docking costs	4,049	1,263
Depreciation	10,510	6,340
General and administrative expenses	7,705	5,060
Foreign currency (gains) / losses, net	532	(9)
Gain on sale of vessels	(582)	-

Operating income (loss)	(2,434)	2,357

OTHER INCOME (EXPENSES):

Interest and finance costs	(7,983)	(2,271)
Gain / (loss) on financial instruments	(8,822)	1,205
Interest income	430	189
Other, net	(32)	(110)

Total other expenses, net	(16,407)	(987)

Net Income (loss)	$(18,841)	$1,370

Earnings (loss) per share, basic and diluted	$(0.93)	$0.05

Weighted average common shares outstanding, basic	20,295,240	27,522,092

Weighted average common shares outstanding, diluted	20,295,240	27,522,092

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	March 31,
	2008	2009
ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$46,242	$13,273
ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	159,971	60,199
VESSELS, NET	414,515	605,432
RESTRICTED CASH	52,575	38,343
OTHER ASSETS	25,072	23,156
Total assets	$698,375	$740,403

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	16,438	14,373
FAIR VALUE OF BELOW MARKET TIME CHARTER	3,911	1,565
BANK DEBT	342,479	393,928
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	15,479	14,902
OTHER LIABILITIES	28,017	22,487

Total liabilities	406,324	447,255

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	292,051	293,148

Total liabilities and stockholders' equity	$698,375	$740,403

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Three Months Ended
	March 31,
	2008	2009
	(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities:

Net income (loss)	$(18,841)	$1,370
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	12,087	6,696
Stock-based compensation expense	483	459
Change in fair value of financial instruments	8,859	(2,065)
Amortization of deferred gain on sale and leaseback of vessels	(1,297)	(808)
Amortization of fair value below market time charter	(6,099)	(2,347)
Loss on sale of other fixed assets	25	93
Gain on sale of vessels	(582)	-
Change in operating assets and liabilities	13,634	1,006

Net Cash from (used in) Operating Activities	8,269	4,404

Cash Flows from (used in) Investing Activities:

Principal payments received under capital lease	3,700	-
Principal payments paid under capital lease	(928)	-
Advances for vessels acquisitions / under construction	(14,768)	(19,504)
Vessel acquisitions and improvements	(115,747)	(77,735)
Insurance claims recoveries	125	151
Increase in restricted cash	(3,500)	-
Decrease in restricted cash	-	14,232
Net proceeds from sale of vessels	47,867	-
Net proceeds from sale of other fixed assets	49	197
Acquisition of other fixed assets	(520)	(295)

Net Cash from (used in) Investing Activities	(83,722)	(82,954)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	100,180	74,165
Payments of long-term debt	(42,085)	(22,799)
Financial instrument termination payments		(5,000)
Cancellation of fractional shares	(2)	-
Repurchase and cancellation of common stock	-	(732)
Payment of financing costs	(277)	(53)

Net Cash from (used in) Financing Activities	57,816	45,581

Net increase (decrease) in cash and cash equivalents	(17,637)	(32,969)

Cash and cash equivalents at beginning of period	26,012	46,242

Cash and cash equivalents at end of period	$8,375	$13,273

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value below market time charter	$12,647	$12,647
Amounts owed for capital expenditures	$2,469	$289

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated:  June 15, 2009                                                                         By:  /s/ Evangelos J. Pistiolis
       Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 1004913